Sunway Global, Inc.
Daquing Hi-Tech Industry Development Zone
Daquing, Heilongjiang, People’s Republic of China, 163316

May 29, 2008

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sunway Global, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed August 23, 2007
File No. 333-145662

Ladies and Gentlemen:

The Company previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. Please apply the Company’s filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact Marc Ross at (212) 930-9700.

Thank you for your assistance in this matter.

Sunway Global, Inc.

By:	/s/ Liu Bo
Liu Bo
Chief Executive Officer and Chairman